SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b),(c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

Viking Holdings Ltd
(Name of Issuer)

Ordinary Shares
(Title of Class of Securities)

G93A5A101
(CUSIP Number)

September 30, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒   Rule 13d-1(b)

☐   Rule 13d-1(c)

☐   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. G93A5A101	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS
Canada Pension Plan Investment Board
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐
3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Canada

	5	SOLE VOTING POWER:
		50,508,695
Number of	6	SHARED VOTING POWER:
Shares
Beneficially		0
Owned by	7	SOLE DISPOSITIVE POWER:
Each Reporting
Person With		50,508,695
	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

50,508,695
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:

16.6% (1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

FI

(1) Based on a total of 303,832,404 ordinary shares of the issuer outstanding as of June 30, 2024, as disclosed in the issuer’s prospectus filed with the Securities and Exchange Commission on September 12, 2024.

CUSIP No. G93A5A101	Page 3 of 5 Pages

Item 1(a).	Name of Issuer

Viking Holdings Ltd

Item 1(b).	Address of Issuer’s Principal Executive Offices

94 Pitts Bay Road

Pembroke, Bermuda HM 08

Item 2(a).	Name of Person Filing

Canada Pension Plan Investment Board

Item 2(b).	Address of Principal Business Office or, if none, Residence

The principal business address of the Reporting Person is as follows:

One Queen Street East

Suite 2500

Toronto, Ontario

M5C 2W5

Canada

Item 2(c).	Citizenship

Canada

Item 2(d).	Title of Class of Securities

Ordinary Shares

Item 2(e).	CUSIP Number

G93A5A101

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.
(d)	☐	Investment company registered under Section 8 of the Investment Company Act.
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.
(j)	☒	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: Pension investment manager subject to the Canada Pension Plan Investment Board Act.

CUSIP No. G93A5A101	Page 4 of 5 Pages

Item 4.	Ownership

(a)	Amount Beneficially Owned: See Item 9 on page 2.
(b)	Percent of Class: See Item 11 on page 2.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See Item 5 on page 2.

(ii)	shared power to vote or to direct the vote: See Item 6 on page 2.

(iii)	sole power to dispose or to direct the disposition of: See Item 7 on page 2.

(iv)	shared power to dispose or to direct the disposition of: See Item 8 on page 2.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

By signing below I certify that, to the best of my knowledge and belief, the Canadian regulatory scheme applicable to a pension investment manager subject to the Canada Pension Plan Investment Board Act is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Securities and Exchange Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

CUSIP No. G93A5A101	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 14, 2024

CANADA PENSION PLAN INVESTMENT BOARD

By:	/s/ Kathryn Daniels
Name: Kathryn Daniels
Title: Managing Director, Head of Compliance

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS that the undersigned ("CPPIB") does hereby make, constitute and appoint KATHRYN DANIELS and RYAN BARRY, as its true and lawful attorneys-in-fact (the "Attorneys-In-Fact" and each an "Attorney-In-Fact"), to execute and deliver in its name and on its behalf, any and all filings, be they written or oral, required to be made by CPPIB with respect to securities which may be deemed to be beneficially owned by CPPIB under:

•	Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), including those filings required to be submitted on Schedule 13D or Schedule 13G or any amendments thereto ("Exchange Act Filings"),

•	do and perform any and all acts for and on behalf of CPPIB which an Attorney-In-Fact determines may be necessary or desirable to complete and execute any such Exchange Act Filings, and timely file such document with the Securities and Exchange Commission; and

•	take any other action of any type whatsoever in connection with the foregoing which, in the opinion of an Attorney-In-Fact, may be of benefit to, in the best interest of, or legally required by, CPPIB (it being understood that the documents executed by an Attorney-In-Fact on behalf of CPPIB pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such Attorney-In-Fact may approve in the Attorney-In-Fact's sole discretion).

CPPIB hereby grants to each Attorney-In-Fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as CPPIB might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that each Attorney-In-Fact, or each Attorney-In-Fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted.

This Power of Attorney shall remain in full force and effect until either revoked in writing by CPPIB or until such time as the person to whom power of attorney has been hereby granted ceases to be an employee of CPPIB.

This ·Power of Attorney may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby executes this Power of Attorney effective as of the date set forth below.

CANADA PENSION PLAN INVESTMENT BOARD

By:	/s/ Patrice Walch-Watson
Name:	Patrice Walch-Watson
Title:	Senior Managing Director, General Counsel & Corporate Secretary
Date:	February 14, 2024